

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2022

Chee Hui Law
Chief Financial Officer
CCSC Technology International Holdings Ltd
1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St
Fotan, Shatin, Hong Kong

> **Re: CCSC Technology International Holdings Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted October 31, 2022**
> **CIK No. 0001931717**

Dear Chee Hui Law:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1. We note your responses to comments 2 and 4 and reissue. We asked you to state whether any transfers, dividends or distributions have been made between the holding company, **its subsidiaries** and **consolidated entities**. Your response to comment 4 states a subsidiary of the company paid a dividend of $3.37 million to its shareholders. Please clarify and/or revise your disclosures throughout the cover page, prospectus summary and the remainder of the registration statement to disclose this dividend and any other applicable transfers, dividends or distributions.

You may contact Charles Eastman at 202-551-3794 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing